

January 10, 2025

Matthew Mills
President
Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304

> **Re: Med-X, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed December 18, 2024**
> **File No. 024-12516**

Dear Matthew Mills:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 7, 2024 letter.

Amendment No. 2 to Offering Statement on Form 1-A

Cover Page

1.   We note your response to prior comment 3. Please further revise your disclosures as appropriate to clarify who will act as the escrow agent. In this regard, we note you refer to Prime Trust, LLC as the escrow agent on page 62, but the escrow agreement filed as Exhibit 8.1 to the offering statement identifies Enterprise Bank & Trust as the escrow agent.

2.   We note that note 1 to the table on the cover page now states that you will pay a cash commission of 6.5% to the Broker on sales of the shares of common stock in this offering. Please update the corresponding table on the cover page to reflect this change in the commission amount. Please also address the following with respect to the change:

- Update the disclosure in the use of proceeds table on page 24 to reflect the 6.5% sales commission.
- Update the disclosure in the last sentence under "Commissions and Discounts" on page 64 to reflect the 6.5% sales commission.
- Clarify why the anticipated maximum broker commissions in the table under "Commissions and Discounts" on page 64 appears to be higher than 6.5%.

Recent Developments, page 7

3.   We note your response to prior comment 7, and we reissue the comment. In this regard, although we note your response that you intend to cease your offering made in reliance on Regulation Crowdfunding and the separate private placement, each as discussed in your offering statement, prior to qualification of the offering statement, your disclosures do not reflect this intention. Further, your response does not address the commencement of the offering covered by this offering statement, specifically as such commencement is contemplated by Securities Act Rule 152(c)(3), and the impact of any such commencement on the potential integration of these offerings. Accordingly, please provide us with your legal analysis as to whether these offerings may be subject to integration. Refer to Securities Act Rule 152.

The Offering, page 23

4.   Please explain how you determined "Common Stock outstanding" of 20,206,375 shares as of December 6, 2024.

Use of Proceeds, page 24

5.   You state that estimated net proceeds from the planned offering are expected to be $9,350,000, while the related table shows "amount of offering proceeds available for use" to be $8,317,500. Please explain this difference.

Business
Thermal-Aid Headache Relief System, page 28

6.   We note your response to prior comment 5, and we reissue the comment in part with respect to the same disclosure in this section. Specifically, please refrain from referring to the license you received from Dr. Hyson as perpetual. In this regard, you state on page 28 that the license was granted to Pacific Shore in perpetuity. In addition, consistent with your disclosure on page 7, disclose here and on page 31 that the patents licensed to you by Dr. Hyson have expired.

Nature-Cide License and Patent Application, page 28

7.   We note your response to prior comment 6, and we reissue the comment with respect to the same disclosure in this section. Specifically:
- Please refrain from referring to the license you received from Mr. Mills as perpetual. In this regard, you state on pages 25, 28, 40, 60, F-19 and F-36 that the license was granted to you in perpetuity.
- Reconcile your statement on page 28 that the license agreement with Matthew Mills has no termination date with the license agreement filed as Exhibit 6.5 to the

offering statement, which license agreement states that it has a one-year term that automatically renews each year for one additional year unless terminated by either party for any reason or no reason at least 30 days prior to the expiration of the term.

- Briefly describe all material terms of the license agreement. For example only, disclose which party owns any improvements you may make to the licensed intellectual property and which party bears the responsibility for any costs and fees associated with the licensed intellectual property.

Capitalization, page 48

8. We acknowledge changes made in response to prior comment 15. In this regard, the total stockholders' equity (deficit) of $3,088,798 and total capitalization of $4,495,914 in the Pro Forma column do not match the sum of the amounts in this section which total $2,472,726 for stockholders' equity (deficit) and $3,088,798 for total capitalization. Please revise to address the difference.

Dilution, page 49

9. Please revise your presentation to show historical net tangible book value (deficit) per share as of June 30, 2024, pro forma net tangible book value per share before the planned offering assuming completion of the private placement and pro forma as adjusted net tangible book value per share after the planned offering. Ensure consistency between amounts in this table and the headnote, as well as related amounts in the capitalization table.

Description of Capital Stock
Preferred Stock, page 61

10. We note your response to prior comment 24. Please further revise your disclosure to briefly describe any material redemption provisions of the Series A super voting preferred stock.

Terms of the Offering
Investor Suitability Standards, page 63

11. We note your response to prior comment 25, and we reissue the comment in part. Please disclose any restriction on the purchase of shares by an investor who is not an accredited investor and not a natural person. Refer to Rule 251(d)(2)(i)(C) of Regulation A. In addition, clarify, if true, that accredited investors may also participate in the offering, and briefly describe any investor suitability standards they must meet (e.g., whether they must make written representations similar to those described in the second paragraph for non-accredited investors).

Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022
Independent Accountant's Report, page F-2

12. We note your response to prior comment 30, please provide an updated independent auditor's report that specifically addresses the 1-for-16 reverse stock split in accordance with Auditing Standard (AS) 3110.05.

Consolidated Statements of Operations, page F-5

13.   Please tell us how you calculated net loss per share and weighted average shares outstanding for 2023 and 2022. In this regard, reconcile, and revise your filing as necessary, the shares outstanding in the Consolidated Statements of Changes in Stockholders' Equity as of December 31, 2023 and 2022 with the amounts on your Consolidated Balance Sheets for the respective periods. In addition, ensure that you have retroactively applied the 1-for-16 reverse stock split to all share and per share data, particularly disclosures on pages F-32 and F-33.

Note 7. Capitalization and Equity Transactions, page F-14

14.   Please explain how 1,875,000 shares issued in May 2023 were presented in the Consolidated Statements of Changes in Stockholders' Equity and revise the 2,346,667 shares issued in 2022 to reflect the 1-for-16 reverse stock split. In addition, ensure that net proceeds disclosed on pages F-20 and F-37 are correct.

Note 8. Share-Based Compensation, page F-15

15.   Please remove dollar signs preceding "Number of Awards" disclosed on page F-16.

Note 14. Subsequent Events, page F-20

16.   Please describe subsequent events that occurred from September 15, 2024 through December 6, 2024 and update your disclosure accordingly.

Consolidated Financial Statements for the Six Months Ended June 30, 2024 and 2023
Note 2. Summary of Significant Accounting Policies
Basis of Presentation, page F-26

17.   As previously requested, please provide disclosure required by Article 10-01(b)(8) of Regulation S-X.

Index of Exhibits, page 68

18.   We note your response to prior comment 31, and we reissue the comment in part. As previously requested, please file your agreement with Dealmaker Securities LLC, pursuant to which Dealmaker Securities LLC will act as lead selling agent for this offering, as an exhibit to the offering statement.

19.   We note your response to prior comment 33, and we reissue the comment. In this regard, we note certain agreements discussed under "Related Party Transactions" on page 60 that are not filed as exhibits to the offering statement. With reference to Part III, Item 17.6(b) of Form 1-A, please file the following agreements as exhibits to the offering statement or tell us why you do not believe you are required to do so:
   • the lease agreement for the research and cultivation center you lease from your chief executive officer; and
   • the line of credit agreements you entered into with two of your executive officers, including any subsequent amendments thereto.

Signatures, page 69

20.   We note your response to prior comment 35, and we reissue the comment in part. Please revise the preamble above the issuer signature block for consistency with the corresponding text under "Signatures" in Form 1-A.

21.   In the issuer signature block, you indicate that Matthew Mills is signing the offering statement on your behalf in his capacity as President. However, on page 50, you identify Matthew Mills as your Chief Executive Officer and Jennifer Mills as your President. Please revise the issuer signature block to reflect, if true, that Matthew Mills is signing the offering statement on your behalf in his capacity as Chief Executive Officer or otherwise advise.

        Please contact Franklin Wyman at 202-551-3660 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at 202-551-8013 or Tim Buchmiller at 202-551-3635 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Jesse Blue, Esq.